EXHIBIT 7

Charter No. 1461

Comptroller of the Currency

Northeastern District

REPORT OF CONDITION

CONSOLIDATING

DOMESTIC AND FOREIGN

SUBSIDIARIES OF

Citibank, N.A. of New York in the State of New York, at the close of business on September 30, 2002, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS	Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$9,265,000
Interest-bearing balances	12,884,000
Held-to-maturity securities	59,000
Available-for-sale securities	58,423,000
Federal funds sold in domestic Offices	3,636,000
Federal funds sold and securities purchased under agreements to resell	10,758,000
Loans and leases held for sale	8,993,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	296,513,000
LESS: Allowance for loan and lease losses	7,806,000

Loans and leases, net of unearned income, allowance, and reserve	288,707,000
Trading assets	46,828,000
Premises and fixed assets (including capitalized leases)	3,883,000
Other real estate owned	151,000
Investments in unconsolidated subsidiaries and associated companies	762,000
Customers’ liability to this bank on acceptances outstanding	1,511,000
Intangible assets: Goodwill	5,234,000
Intangible assets: Other intangible assets	4,569,000
Other assets	25,745,000

TOTAL ASSETS	$481,408,000

LIABILITIES
Deposits: In domestic offices	$105,812,000
Noninterest- bearing	18,735,000
Interest- bearing	87,077,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	217,340,000
Noninterest- bearing	15,647,000
Interest- bearing	201,693,000
Federal funds purchased in domestic Offices	16,312,000
Federal funds purchased and securities sold under agreements to repurchase	10,157,000
Demand notes issued to the U.S. Treasury	0
Trading liabilities	28,362,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	25,099,000
Bank’s liability on acceptances executed and outstanding	1,511,000
Subordinated notes and debentures	11,200,000
Other liabilities	25,499,000

TOTAL LIABILITIES	$441,292,000

Minority interest in consolidated Subsidiaries	213,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	1,950,000
Common stock	751,000
Surplus	20,120,000
Retained Earnings	18,016,000
Accumulated net gains (losses) on cash flow hedges	(934,000)
Other equity capital components	0

TOTAL EQUITY CAPITAL	$39,903,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$481,408,000

I, Grace B. Vogel Vice President and Controller of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

GRACE B. VOGEL

VICE PRESIDENT AND CONTROLLER

We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.

ALAN S. MACDONALD

WILLIAM R. RHODES

VICTOR J. MENEZES

DIRECTORS